

8x8 Announces Fourth Quarter and Year End 2005 Results

Packet8 subscriber lines increase 43% and revenues increase 41% quarter-over-quarter

SANTA CLARA, Calif. -- May 25, 2005 -- 8x8, Inc. (Nasdaq: EGHT), provider of Packet8 broadband voice over internet protocol (VoIP) and videophone communications services, today announced financial results for its fourth quarter and fiscal year ended March 31, 2005.

Total revenues for the fourth quarter of fiscal 2005 were $3.9 million, compared with $2 million for the same period of the prior year. The net loss for the quarter was $7 million, or $0.14 per share, compared with a net loss of $1.5 million, or $0.04 per share for the same period last year. Total revenues for the year ended March 31, 2005 were $11.5 million, compared with $9.3 million for fiscal 2004. The net loss for fiscal 2005 was $19.1 million, or $0.43 per share, compared with a net loss of $3 million, or $0.09 per share for fiscal 2004.

Total revenues for the Company's Packet8 VoIP service and related equipment sales increased to $3.8 million for the fourth quarter of fiscal 2005, compared with $2.7 million for the third quarter of fiscal 2005, an increase of approximately 41%. For the year ended March 31, 2005, Packet8 revenues were $10.1 million, compared with $1.3 million for fiscal 2004, an increase of 677%. As of March 31, 2005, the Company had approximately 57,000 activated Packet8 subscriber lines in service, compared to 40,000 lines on December 31, 2004, a 43% increase.At the end of fiscal 2005, 8x8's balance sheet included cash and cash equivalents, investments and restricted cash of $31.8 million.

"Fiscal 2005 saw 8x8's successful transition to a pure VoIP play," said Bryan Martin, 8x8's CEO and Chairman. "Over the past year, 8x8 has launched several new and innovative products and services, including the Virtual Office service for small businesses, a cordless VoIP handset made by Uniden, the industry's first $99 broadband videophone and video telephony service and true E911 service, all of which have been positively received by the market and our customers. The Company is well poised to meet the anticipated demand for global VoIP services from residential consumers and businesses. We have made significant investments in our infrastructure, and remain focused on enhancing the Packet8 experience for our customers. We continue to see the advantageous effects of developing and promoting our own standards-based VoIP technologies and platforms."

About 8x8, Inc.
VoIP (voice over internet protocol) service provider 8x8, Inc. offers internet-based telephony solutions (www.packet8.net) for individual residential and business users as well as small to medium sized business organizations. In addition to regular Packet8 VoIP service plans, priced as low as $19.95 per month for unlimited anytime calling to the U.S. and Canada, 8x8 now offers the Packet8 DV 326 VideoPhone, the industry's first stand alone broadband consumer videophone. Packet8 Virtual Office, 8x8's VoIP system for small to medium sized businesses, is a hosted PBX solution comprised of powerful business class features. For additional company information, visit 8x8's web site at www.8x8.com.

NOTE: 8x8, the 8x8 logo, Packet8, the Packet8 logo and Packet8 Virtual Office are trademarks of 8x8, Inc. All other trademarks are the property of their respective owners.

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CONTACT:
Joan Citelli
JCitelli@8x8.com
(408) 687-4320

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts; unaudited)

	Three Months Ended March 31,		Twelve Months Ended March 31,	
	2005	**2004**	**2005**	**2004**
Product revenues	$ 471	$ 731	$ 2,389	$ 2,679
License and service revenues	3,440	1,239	9,086	6,629
Total revenues	3,911	1,970	11,475	9,308
Operating expenses:				
Cost of product revenues	1,684	448	4,546	1,768
Cost of license and service revenues	1,703	651	5,195	2,594
Research and development	1,065	525	3,109	2,747
Selling, general and administrative	6,749	1,893	18,534	6,060
Total operating expenses	11,201	3,517	31,384	13,169
Loss from operations	(7,290)	(1,547)	(19,909)	(3,861)
Other income, net	301	15	761	822
Net loss	$ (6,989)	$ (1,532)	$ (19,148)	$ (3,039)
Net loss per share:				
Basic and diluted	$ (0.14)	$ (0.04)	$ (0.43)	$ (0.09)
Weighted average number of shares:				
Basic and diluted	48,988	38,105	44,373	32,546

8x8, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, unaudited)

	March 31, 2005		March 31, 2004	
ASSETS				
Current assets				
Cash and cash equivalents	$	22,515	$	13,249
Restricted cash		250		800
Short term investments		8,536		-
Accounts receivable, net		1,144		608
Inventory		1,600		98
Other current assets		2,485		645
Total current assets		36,530		15,400
Long term investments		499		-
Property and equipment, net		1,788		158
Other assets		263		13
	$	39,080	$	15,571
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	4,496	$	854
Accrued compensation		515		415
Accrued warranty		187		194
Deferred revenue		2,602		547
Other accrued liabilities		1,536		559
Total current liabilities		9,336		2,569
Other liabilities		-		216
Total stockholders' equity		29,744		12,786
	$	39,080	$	15,571